UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company"), and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

The Company publicly filed the following information with the Israel Securities Authority on January 1, 2012 and January 2, 2012, when the EDGAR system of the U.S. Securities and Exchange Commission was closed for a holiday weekend:

The Company's Announcement of January 1, 2012

On January 1, 2012, to enable the Company to carry out its business plan while seeking a settlement with the holders of the Company’s Series A and B convertible notes, the Company filed with the Tel Aviv District Court a petition (the "Petition") under Section 350 of the Israeli Companies Law, 5759-1999, for a stay of proceedings on actions by creditors, including holders of the Company's Series A and Series B notes.

Each holder of the Company's Series A notes is entitled to request early redemption of the notes on March 29, 2012. In the course of recent negotiations with representatives of the Series A note holders regarding a possible arrangement that would defer the early redemption right for a portion of the principal amount of the notes, the representatives threatened to take legal action against the Company if it refused to agree by January 1, 2012 to make a significant prepayment of the principal amount to the holders of the Series A notes.  At the same time, the trustee of the Company's Series B notes has protested against any preferential treatment to the holders of the Series A notes over the holders of the Series B notes and demanded to be party to any negotiations with the representatives of the Series A note holders. To date, the representatives of the Series A note holders have not permitted the Series B note holders to participate in their discussions with the Company.

If the Court grants the relief sought by the Company in the Petition, the stay of proceedings would block any legal action by the Company's note holders or other creditors and the Court would determine the period of the stay, which is not expected to exceed 90 days.  In addition, among other things, the stay would enable the Company to conduct its business while it negotiates with representatives of both its Series A and Series B note holders, under the oversight of the Court, to try to arrive at an arrangement that is acceptable to all parties. As such arrangement may include a reduction of the conversion price of the Series A notes for a period to be determined, it may also be subject to shareholder approval.

According to the Petition, during the period of the stay, the Company's business, including its customer support, research and development, and sales and marketing activities, would continue to function under the supervision of a trustee appointed by the Court and Eric Paneth and Izhak Tamir would continue to serve as the Company's chief executive officer and president, respectively. The Company's objective is to continue to seek to meet its business goals, including to secure orders with respect to one or more of the projects to be conducted by Tier 1 telecommunication service providers as described in the Company's report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 19, 2011, and to raise additional funds to finance its operations until it can achieve a positive cash flow. There can be no assurance that the Petition will be granted by the Court or, if granted, that the Company will be able to achieve its business goals.

Update of January 2, 2012

Following the Company's filing with the Tel Aviv District Court of a petition for a stay of proceedings on January 1, 2012, the Company and the representatives of the holders of its Series A notes agreed to devote one more week to try to negotiate an arrangement, without the involvement of the Court, that would defer the March 2012 early redemption right of each Series A note holder for a portion of the principal amount of the notes. Accordingly, on January 2, 2012, the Company and such representatives jointly filed a request with the Court to suspend the Company's petition until January 8, 2012, and such representatives undertook not to take any legal action against the Company prior to that date.  No assurance can be made that an agreement will be reached by that date or that any such agreement will be approved by the applicable stakeholders and the Court.

Shortly after filing the joint request on January 2, 2012, the Company received a copy of a ruling that was issued by the Court earlier that day in respect of the petition that was filed by the Company on January 1, 2012. In its ruling, the Court:  expressed its grief that the Company has been placed between two irreconcilable demands by the representatives of its two series of notes, especially in light of the fact that even the early redemption date of the Series A notes has not yet arrived; gave the trustee of each of the Company's two series of notes seven days to file a response to the Company's petition; and prohibited the Company's note holders from taking any legal action against the Company until the Court rules otherwise.

RISK FACTORS

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the Court will not grant the Petition or will grant only limited portions of it, that creditors of the Company will successfully petition the Court to place the Company in liquidation, that the Company will not succeed in sufficiently furthering its business plan during the period of the stay, as it may be extended from time to time, that the Company will not reach an arrangement approved by all the applicable stakeholders and the Court, that the Company will not have sufficient funds to continue its operations at the level required to develop and market its product lines or at all, that the Company will not be selected for some or all of the projects described in its Report on Form 6-K dated December 19, 2011, that the Company will be unable to raise sufficient funds as and when required on reasonable terms or at all, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission filings, including but not limited to, those included in its annual report on Form 20-F filed on June 29, 2011 and its Report on Form 6-K dated December 19, 2011. Actual results may materially differ from those set forth in this report. The Company assumes no obligation to update the information in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          ORCKIT COMMUNICATIONS LTD.

Date: January 3, 2012                                                                           By: /s/ Eric Paneth__________
              Eric Paneth
              Chief Executive Officer